SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-18730

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________________

PART I - REGISTRANT INFORMATION

DarkPulse, Inc.
Full Name of Registrant

Klever Marketing Inc.
Former Name if Applicable

1345 Ave of the Americas, 2nd Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10105
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, NCEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company has been unable to complete the review process with the auditor due to multiple acquisitions made during 2021 and the amount of data needed to be consolidated.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Dennis O’Leary, CEO	(800)	436-1436
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ NO
Form 8-K/A from previously - filed Form 8-K on August 13, 2021.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-K for the fiscal year ended December 31, 2021 will contain results of operations that reflect a significant change from the fiscal year ended December 31, 2020. The Company anticipates revenues will exceed $8M and expenses will increase accordingly. The Company also anticipates that it will recognize a significant increase in assets and liabilities resulting from the multiple acquisitions the Company closed during the year ended December 31, 2021. The Company cannot further reasonably estimate the results of operations to be reported in the Form 10-K until the Company completes its consolidated financial statements and such statements are reviewed by the Company’s independent auditor.

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DarkPulse, Inc.

(Name of Registrant as Specified in Charter.)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By: /s/ Dennis O’Leary
Dennis O’Leary, Chief Executive Officer

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